UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________.

COMMISSION FILE NUMBER: 1-12164

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WOLVERINE TUBE, INC. SAVINGS PLAN

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

(together, as successors to the Wolverine Tube, Inc. Savings Plan, the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WOLVERINE TUBE, INC.

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

WOLVERINE TUBE, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

WOLVERINE TUBE, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Wolverine Tube, Inc.

Savings Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, Alabama

June 28, 2007

WOLVERINE TUBE, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2006 and 2005

	2006	2005
Assets:
Investments:
Wolverine Tube, Inc. common stock	$198,774	$603,107
Pooled separate accounts	30,327,705	26,511,745
Guaranteed investment contracts	17,140,214	19,458,998
Loans to participants	2,204,689	2,520,245

Total investments	49,871,382	49,094,095

Cash	212	158

Net assets available for benefits	$49,871,594	$49,094,253

See accompanying notes to financial statements.

2

WOLVERINE TUBE, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Dividends and interest	$567,094	$546,804
Loan interest	162,333	139,094
Net appreciation in fair value of investments	2,783,660	810,262
Contributions:
Participant	3,394,404	3,443,879
Employer	2,113,176	674,805
Other	85,992	—

Total additions	9,106,659	5,614,844

Deductions:
Distributions	5,949,939	5,057,379
Administrative expenses	7,691	16,529

Total deductions	5,957,630	5,073,908
Transfer to other plan (note 1)	2,371,688	—

Net increase	777,341	540,936
Net assets available for benefits, beginning of year	49,094,253	48,553,317

Net assets available for benefits, end of year	$49,871,594	$49,094,253

See accompanying notes to financial statements.

3

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of Wolverine Tube, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all United States employees of Wolverine Tube, Inc. (the Company), except for employees of the Jackson, Tennessee and Carrollton, Texas locations. Eligibility is based on hire date and participation in the Plan is available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In 2006, the Company established the Wolverine Tube Savings Plan for the Carrollton and Jackson Locations. On March 1, 2006, the Plan transferred to the Wolverine Tube Savings Plan for the Carrollton and Jackson Locations all assets and liabilities associated with Carrollton, Texas and Jackson, Tennessee participants, representing net assets of $2,371,688.

Effective April 30, 2006, no new contributions are invested in Wolverine Tube, Inc. common stock and no transfers are permitted to Wolverine Tube, Inc. common stock.

(b)	Plan Administration

Prudential Bank and Trust, F.S.B., is the Trustee of the Plan. The Plan is administered by the Company. See also note 6.

(c)	Contributions

Subject to regulatory limitations, participants may contribute up to 50% of annual pre-tax and after-tax compensation, as defined in the Plan. Effective March 1, 2006, the Company makes discretionary matching contributions and contributes 50% of the first 2% of a participant’s contribution. The Company also makes Safe Harbor contributions equal to 3% of a participant’s compensation for qualified employees.

In addition, effective March 1, 2006, the Company at its discretion may make Success Share contributions. These contributions are based on the Company’s Earnings Before Interest, Taxes, Depreciation, and Amortization (EBIDTA) performance against predetermined targets set annually. Success Share contributions are distributed based on the ratio of a participant’s eligible compensation as defined by the Plan to the aggregate of such compensation for all eligible participants. There were no Success Share contributions for 2006.

4

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

Finally, effective March 1, 2006 through December 31, 2010, the Company makes Transition contributions to the Plan for all eligible employees who have met the allocation requirements for the Transition contribution. The amount of this contribution is equal to a percentage of a participant’s compensation determined in accordance with the following schedule established to include age and credited length of service:

Transition years:	Percentage
Less than 50	0%
50-54	0.50%
55-59	1.00%
60-64	1.60%
65-69	2.30%
70-74	3.10%
75 or more	4.00%

There were no Transition contributions made in 2006.

Prior to March 1, 2006, the Company made discretionary matching contributions and contributed 38% of the first 3% and 20% of the next 2% of participants’ contributions, except for participants employed at the Small Tube Products Co., Inc. Division. For the Small Tube Products Co., Inc. Division, the Company contributed 25% of participants’ contributions up to 7.5% of participants’ compensation.

Prior to March 1, 2006, the Plan also provided for Company discretionary profit sharing contributions. No such discretionary contributions were made in 2006 or 2005.

Upon enrollment, participants may direct employee and Company contributions to any of the Plan’s fund options, except for Wolverine Tube, Inc. common stock (see Note 1(a)). Participants may change their investment options at any time with the exception of investments in the Company’s stock, where such change is limited to once every 30 days.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations of earnings or losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

(e)	Vesting

Participants are immediately vested in their contributions, allocated earnings or losses thereon, Safe Harbor matching contributions, and amounts transferred from other plans. A participant forfeits the balance of his or her employer contributions account if he or she terminates employment for reasons other than disability or death with less than one year of employment. After attaining one year of credited service, a participant’s employer matching contributions becomes vested as follows:

Years of credited service	Percentage of employer account vested
Less than 1	0%
1, but less than 2	25
2, but less than 3	50
3, but less than 4	75
4 or more	100

A participant is 0% vested in his or her Success Share and Transition contributions, including allocated earnings or losses thereon, until the completion of five years of service at which time a participant is 100% vested.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans are paid ratably through payroll deductions.

(g)	Payment of Benefits

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary.

(h)	Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $10,088 and $4,772, respectively. These accounts will first be used to pay Plan expenses and then used to reduce future employer contributions. In 2006 and 2005, Plan expenses and employer contributions were reduced by $30,316 and $132,102, respectively.

6

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

(i)	Administrative Expenses

Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

(b)	Use of Estimates

The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Investment Valuation

The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are recorded at their contract value. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit responsive.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fair value of the investment contracts held by the Guaranteed Income Fund approximates contract value.

As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

7

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5%. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents, (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2006	2005
Average yields:
Based on actual earnings	3.50%	3.00%
Based on interest rate credited to participants	3.50%	3.00%

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of investments are recorded on a trade date basis.

(d)	Benefit Payments

Benefits are recorded when paid.

8

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

(3)	Investments

At December 31, 2006 and 2005, the Plan’s investments were held by Prudential Retirement Services, Inc.

During 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2006	2005
Common stock	$(574,582)	$(576,495)
Pooled separate accounts	3,358,242	1,386,757

	$2,783,660	$810,262

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

2006	Fair value

Investment contracts, at contract value:
Guaranteed Income Fund	$17,140,214
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	5,088,251
Small Cap Growth/Times Square Fund	2,960,062
Dryden S&P 500 Index Fund	6,716,662

2005
Investment contracts, at contract value:
Guaranteed Income Fund	$19,458,998
Pooled separate accounts, at fair value:
Large Cap Growth/Goldman Sachs Fund	5,167,120
Small Cap Growth/Times Square Fund	2,914,377
State Street Global Advisor Intermediate Bond Fund	2,737,496
Dryden S&P 500 Index Fund	6,875,687

(4)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9

WOLVERINE TUBE, INC. SAVINGS PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006 and 2005

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6)	Related Party Transactions

Plan investments are managed or sub-advised by Prudential Investment Management, LLC, an affiliate of Prudential Financial. The Plan’s purchase of investment products and services from Prudential qualify as party-in-interest transactions.

At December 31, 2006 and 2005, the Plan owned $198,774 (162,930 shares) and $603,107 (119,191 shares), respectively, in Wolverine Tube, Inc. common stock.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10

WOLVERINE TUBE, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Common stock:
*	Wolverine Tube, Inc.	Common stock (162,930 shares held)	$198,774

	Guaranteed income account:
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	17,140,214

	Pooled separate accounts:
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	6,716,662
		Oppenheimer Global Fund	2,260,762
		Large Cap Growth/Goldman Sachs Fund	5,088,251
		Small Cap Growth/Times Square Fund	2,960,062
		Mid Cap Growth/Artisan Fund	2,404,226
		Large Cap Value/AJO Fund	2,364,426
		Mid Cap Value/Wellington Management Fund	1,321,270
		Small Cap Value Fund/Integrity	549,072
		Intern Equity Fund/Julius Baer	760,768
		High Grade Bond Fund/BSAM	1,565,835
		Core Plus Bond Fund/PIMCO	1,643,558
		Prudential Direct Fund	725,187
		Prudential Lifetime Income & Equity Fund	214,685
		Prudential Lifetime Growth Fund	301,826
		Prudential Lifetime Conservative Fund	440,371
		Prudential Lifetime Balanced Fund	1,010,744
*	Participant loans	Participant loans:
		Various maturities through 2014, balance collateralized by participant accounts, interest rates ranging from 5.50% to 11%	2,204,689

			$49,871,382

*	Parties–in–interest

Column (d) has not been presented as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

11

WOLVERINE TUBE SAVINGS PLAN FOR THE CARROLLTON AND

JACKSON LOCATIONS

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

December 31, 2006

(With Report of Independent Registered Public Accounting Firm)

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Financial Statements and Supplemental Schedules

(Modified Cash Basis)

December 31, 2006

Report of Independent Registered Public Accounting Firm

Wolverine Tube Savings Plan for the Carrollton and Jackson Locations:

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the period from March 1, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note 2, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2006, and the changes in its net assets available for benefits (modified cash basis) for the period from March 1, 2006 (inception) to December 31, 2006, on the basis of accounting described in note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the period from March 1, 2006 (inception) to December 31, 2006 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ KPMG LLP

Birmingham, Alabama

June 28, 2007

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Statement of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2006

Assets:
Investments:
Guaranteed income fund	$1,499,224
Pooled separate accounts	803,735
Participant loans	183,249
Common Stock	17,687

Net assets available for benefits	$2,503,895

See accompanying notes to financial statements.

2

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

Additions:
Investment income:
Dividends and interest	$43,212
Loan interest	9,994
Net appreciation in fair value of investments	33,282

Total investment income	86,488

Contributions:
Participant	297,637
Employer	80,574

Total contributions	378,211

Transfer from another plan (note 1)	2,371,688

Total additions	2,836,387

Deductions:
Benefits paid to participants or beneficiaries	329,540
Administrative expenses	2,952

Total deductions	332,492

Net increase	2,503,895
Net assets available for benefits, March 1, 2006 (inception)	—

Net assets available for benefits, December 31, 2006	$2,503,895

See accompanying notes to financial statements.

3

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

(1)	Description of the Plan

The following description of Wolverine Tube Savings Plan for the Carrollton and Jackson Locations (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

Established March 1, 2006, the Plan is a defined contribution plan covering substantially all employees of the Carrollton, Texas and Jackson, Tennessee locations of Wolverine Tube, Inc. (the Company). On March 1, 2006, the Wolverine Tube, Inc. Savings Plan transferred to the Plan all assets and liabilities associated with Carrollton, Texas and Jackson, Tennessee participants. Eligibility is based on hire date and entry into the Plan is available 45 days from hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective April 30, 2006, no new contributions are invested in Wolverine Tube, Inc. common stock and no transfers are permitted to Wolverine Tube, Inc. common stock.

(b)	Plan Administration

Prudential Bank and Trust, F.S.B., is the Trustee of the Plan. The Plan is administered by the Company. See also note 6.

(c)	Contributions

Subject to regulatory limitations, participants may contribute up to 50% of annual pre-tax and after-tax compensation as defined in the Plan. The Company makes discretionary matching contributions and contributes 38% of the first 3% plus 20% of the next 2% of a participant’s contribution.

In addition, the Company at its discretion may make Success Share contributions. These contributions are based on the Company’s Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) performance against predetermined targets set annually. Success Share contributions are distributed based on the ratio of a participant’s eligible compensation as defined by the Plan to the aggregate of such compensation for all eligible participants. There were no Success Share contributions for 2006.

Upon enrollment, participants may direct participant and Company contributions to any of the Plan’s fund options, except for Wolverine Tube, Inc. common stock (see note 1(a)). Participants may change their investment options at any time with the exception of investments in the Company’s stock, where such change is limited to once every 30 days.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations of earnings or losses are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

(e)	Vesting

Participants are immediately vested in their contributions, allocated earnings or losses thereon and amounts transferred from other plans. A participant forfeits the balance of his or her employer contributions account if he or she terminates employment for reasons other than disability or death with less than one year of employment. After attaining one year of credited service, the participant’s employer profit sharing and regular matching contributions becomes vested as follows:

Years of credited service	Percentage of employer account vested
Less than 1	0%
1, but less than 2	25
2, but less than 3	50
3, but less than 4	75
4 or more	100

A participant is 0% vested in his or her Success Share contribution until the completion of five years of service at which time a participant is 100% vested.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans are paid ratably through payroll deductions.

(g)	Payment of Benefits

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary.

(h)	Forfeited Accounts

At December 31, 2006, forfeited nonvested accounts totaled $5,825. These accounts will first be used to pay Plan expenses and then used to reduce future employer contributions. In 2006, Plan expenses and employer contributions were reduced by $696.

5

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

(i)	Administrative Expenses

The Plan records administrative expenses when paid. The Plan Sponsor elects to pay certain administrative expenses of the Plan (including legal, accounting and trustee fees).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

(b)	Use of Estimates

The preparation of financial statements on the modified cash basis requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Investment Valuation

The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are recorded at their contract value. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AIVCPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fair value of the investment contracts held by the Guaranteed Income fund approximates fair value.

6

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

As described in Note 1, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5%. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents, (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

2006
Average yields:
Based on actual earnings	3.50%
Based on interest rate credited to participants	3.50%

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments. Purchases and sales of investments are recorded on a trade date basis.

(d)	Benefit Payments

Benefits are recorded when paid.

7

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

(3)	Investments

At December 31, 2006, the Plan’s investments were held by Prudential Retirement Services, Inc.

During 2006, the Plan’s investments (including investments bought, sold, as well as held during the period from March 1, 2006 (inception) to December 31, 2006) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock	$(34,903)
Pooled separate accounts	68,185

$33,282

At December 31, 2006, the fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

Fair value
Guaranteed Income Fund	$1,499,224
Large Cap Growth/Goldman Sachs Fund	148,169
Dryden S&P 500 Index Fund	159,286

(4)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(5)	Income Tax Status

The Plan has not yet obtained a determination letter from the Internal Revenue Service stating that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6)	Related Party Transactions

Plan investments are managed or sub-advised by Prudential Investment Management, LLC, an affiliate of Prudential Financial. The Plan’s purchase of investment products and services from Prudential qualify as party-in-interest transactions.

At December 31, 2006, the Plan owned $17,687 (14,497 shares) in Wolverine Tube, Inc. common stock.

8

WOLVERINE TUBE SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Notes to Financial Statements

(Modified Cash Basis)

Period from March 1, 2006 (inception) to December 31, 2006

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)	Closure of Jackson, Tennessee Location

Effective September 13, 2006, and as a result of the closure of the Jackson, Tennessee location, a partial plan termination occurred. In connection therewith, employees of the Jackson, Tennessee location, who were active participants in the Plan on September 13, 2006, became fully vested in their employer contributions upon the partial plan termination.

9

WOLVERINE TUBE, INC. SAVINGS PLAN FOR THE

CARROLLTON AND JACKSON LOCATIONS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Common stock:
*	Wolverine Tube, Inc.	Common stock (14,497 shares held)	$17,687

	Guaranteed income account:

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	1,499,224

	Pooled separate accounts:
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	159,286
		Large Cap Growth/Goldman Sachs Fund	148,169
		Small Cap Growth/Times Square Fund	24,950
		Mid Cap Growth/Artisan Fund	72,131
		Large Cap Value/AJO Fund	86,625
		Mid Cap Value/Wellington
		Management Fund	81,322
		Small Cap Value Fund/Integrity	15,620
		Intern Equity Fund/Julius Baer	19,784
		High Grade Bond Fund/BSAM	41,420
		Oppenheimer Global Fund	36,544
		Core Plus Bond Fund/PIMCO	41,331
		Prudential Lifetime Growth Fund	30,947
		Prudential Lifetime Conservative Fund	4,073
		Prudential Lifetime Balanced Fund	41,533

*	Participant loans	Participant loans:
		Various maturities through 2014, balance collateralized by participant accounts, interest rates ranging from 5.50% to 10%	183,249

			$2,503,895

*	Parties–in–interest

Column (d) has not been presented as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 28, 2007

WOLVERINE TUBE, INC. SAVINGS PLAN
WOLVERINE TUBE SAVINGS PLAN FOR THE CARROLLTON AND JACKSON LOCATIONS
(as successors to the Wolverine Tube, Inc. Savings Plan)
By:	WOLVERINE TUBE, INC.

	By:	/s/ James E. Deason

James E. Deason Senior Vice President, Chief Financial Officer, Secretary and Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.